Exhibit 107

Calculation of Filining Fee Tables

424B3 (form type)

Table: Newly registered and Carry forward securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to Be paid	Debt	5.400% The Dow Chemical Co Notes Due 15 October 2027	457 (r)			$7,179,000.00	0.0001102	$791.13

Fees to Be paid	Debt	5.5000% The Dow Chemical Co Notes Due 15 October 2032	457 (r)			$1,453,000.00	0.0001102	$160.12

Fees to Be paid	Debt	5.800% The Dow Chemical Co Notes Due 15 October 2052	457 (r)			$531,000.00	0.0001102	$58.52

	Total offering Amounts					$9,163,000

	Total fees previously Paid

	Total Fee Offsets

	Net Fee Due							$1,009.77